

Mail Stop 4631

August 14, 2017

Via E-mail
Mr. Michael Hu
President, Chief Financial Officer, and Director
2050 Motors, Inc.
3420 Bunkerhill Drive
North Las Vegas, NV 89032

> **Re:** **2050 Motors, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 26, 2017**
> **File No. 1-13126**

Dear Mr. Hu:

We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Disclosure indicates that you obtained by written consent on the record date of July 24, 2017 the approval of the holders of 20,198,325 shares of common stock or 51.8% of the voting power of your common stockholders eligible to vote on the amendment to your certificate of incorporation. Given disclosure that your directors and executive officers owned 18.9% of your outstanding shares of common stock as of the record date, it appears that you may have engaged in a solicitation as defined under Rule 14a-1(l) of Regulation 14A. Tell us whether a solicitation took place and the basis for your ability to conduct this action by written consent and by the filing of an information statement under Regulation 14C. Furthermore, tell us why a solicitation of the written consents was not subject to the requirements of Schedule

14A under the Exchange Act. <u>See</u> Rule 14a-2 of Regulation 14A under the Exchange Act.

2. The EDGAR system reflects the filing of the definitive information statement on August 10, 2017. This filing was premature as the preliminary information statement is under review. Please advise whether you have mailed the definitive information statement. Even if you have mailed the definitive information statement, we will continue our review. Depending on any comments and the materiality of any changes, you may have to do additional filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction